Exhibit 26f1

                           ARTICLES OF REORGANIZATION
                                       --------------

                                       OF

                      PROVIDENT NATIONAL ASSURANCE COMPANY
                      ------------------------------------




                                   ARTICLE I
                                   ---------

     (a) The name of the company shall be ALLSTATE ASSURANCE COMPANY.

     (b) The principal office of the company shall be located in the township of Northfield, County of Cook, in the State of Illinois.

     (c) The period of duration of the company shall be perpetual.

     (d) The company was originally incorporated, on June 28, 1967, as American Republic Assurance Company as a life insurance company under the provisions of Chapter 491 and Chapter 508 of the 1966 Code of Iowa. The name of the company was changed to Provident National Assurance Company on September 15, 1975. On September 29, 1978, the company re domesticated from Iowa to the state of Tennessee.


                                   ARTICLE II
                                   ----------


     The objects and purposes of the company shall be to make, write and issue the following classes and kinds of insurance:

     (a) Life: Insurance on the lives of persons and every insurance appertaining thereto or connected therewith and granting, purchasing or disposing of annuities. Policies of life or endowment insurance or annuity contracts or contracts supplemental thereto which contain provisions for additional benefits in case of death by accidental means and provisions operating to safeguard such policies or contracts against lapse or to give a special surrender value, or special benefit, or an annuity, in the event that the insured or annuitant shall become totally and permanently disabled as defined by the policy or contract, or which contain benefits providing acceleration of life or endowment or annuity benefits in advance of the time they would otherwise be payable, as an indemnity for long term care which is certified or ordered by a physician, including but not limited to, professional nursing care, medical care expenses, custodial nursing care, non-nursing custodial care provided in a nursing home or at a residence of the insured, or which contain benefits providing acceleration of life or endowment or annuity benefits in advance of the time they would otherwise be payable, at any time during the insured's lifetime, as an indemnity for a terminal illness shall be deemed to be policies of life or endowment insurance or annuity contracts within the intent of this clause.

     Also to be deemed as policies of life or endowment insurance or annuity contracts within the intent of this clause shall be those policies or riders that provide for the payment of up to 75% of the face amount of benefits in advance of the time they would otherwise be payable upon a diagnosis by a physician licensed to practice medicine in one of its branches that the insured has incurred a covered condition listed in the policy or rider.

     "Covered condition" as used in this clause, means: heart attack, stroke, coronary artery surgery, life threatening cancer, renal failure, Alzheimer's disease, paraplegia, major organ transplantation, total and permanent disability, and any other medical condition that the Department of Insurance may approve for any particular filing.


                                  ARTICLE III
                                  -----------


     (a) The number of Directors shall be as provided in the By-Laws, but shall not be less than three, nor more than twenty-one. Each Director shall be at least 18 years of age and at least three Directors shall be residents and citizens of Illinois. The Directors shall be elected at each annual meeting of the shareholders for a term of one year. Vacancies in the Board of Directors shall be filled by vote of the shareholders.


     (b) The corporate powers of the company shall be vested in the Board of Directors, who shall have the power to do any and all acts the company may do under the law and not otherwise to be performed by the shareholders, and shall have the power to adopt By-Laws not inconsistent with law for the government and regulation of the business.



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


                                   ARTICLE IV
                                   ----------

     The amount of authorized capital of the company shall be Three Million Dollars ($3,000,000). The aggregate number of shares which the corporation shall be authorized to issue shall be One Million (1,000,000) shares with a par value of Three Dollars ($3) per share. As of the effective date of the Articles of Reorganization the paid-up capital of the corporation is Three Million Dollars ($3,000,000) represented by One Million ( 1,000,000) shares being then issued and outstanding.

     Each share of stock shall be entitled to one (I) vote, and in all elections for directors, shareholders shall have the right of cumulative voting.


                                   ARTICLE V
                                   ---------


     The designation of the general officers shall be Chairman of the Board, President, two or more Vice Presidents, Treasurer, Secretary and Controller.


                                   ARTICLE VI
                                   ----------


     The fiscal year of the company shall commence on the first day of January and terminate on the 31st day of December of each year.


                                  ARTICLE VII
                                  -----------


     The company may indemnify any agent as permitted by the Illinois Insurance Code.


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


                                  ARTICLE VIII
                                  ------------


     The Company shall be bound by all the terms and provisions of the Illinois Insurance Code applicable to similar companies organized or incorporated thereunder.



                                            PROVIDENT NATIONAL ASSURANCE COMPANY
                                                        By: /s/ Thomas J. Wilson
                                                        ------------------------
                                                             Thomas J. Wilson II
                                                           Chairman of the Board



Attest:

/s/ Michael J. Velotta
----------------------
Michael J. Velotta
Secretary



                                         Approved this 7th day of November 2001.




                                         /s/ Nat
                                         ------------------
                                         Director of Insurance


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

                             OATH & ACKNOWLEDGMENT
                             ---------------------




STATE OF ILLINOIS     )
                      )SS
COUNTY OF COOK        )

     I, Ingrid Bohlender, a Notary Public, do hereby certify that on the 30th day of August 2001, Thomas J. Wilson II and Michael J. Velotta personally appeared before me and being first duly sworn by me acknowledged that they signed the foregoing document in the capacity herein set forth and declared that the statements therein contained are true.


     IN WITNESS WHEREOF, I have hereunto set my hand and seal the day and year above written.




"OFFICIAL SEAL" INGRID BOHLENDER                    /s/ Ingrid Bohlender
Notary Public, State of Illinois                    ---------------------
My Commission Expires Aug. 20, 2002                 Notary Public

(Seal)



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